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15047518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fiduciary Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Market Street, Suite 1000
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark B. Klein 267-675-6565 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark B. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fiduciary Advisors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Catherine E. Wagner, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Sept. 18, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fiduciary Advisors, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2014

Fiduciary Advisors, LLC

TABLE OF CONTENTS

December 31, 2014

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Fiduciary Advisors, LLC

We have audited the accompanying financial statements of Fiduciary Advisors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fiduciary Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville + Company

Abington, Pennsylvania
February 26, 2015

Fiduciary Advisors, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets

Cash and Cash Equivalents	$65,431
Prepaid Expenses and Deposits	2,753
Due from Related Entities	10,795
Goodwill	66,949
Total Assets	$145,928

Liabilities and Member's Equity

Accrued Expenses	$7,248
Due to Related Entities	975
Total Liabilities	8,223
Member's Equity	137,705
Total Member's Equity	137,705
Total Liabilities and Member's Equity	$145,928

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2014

Revenue	
Commissions and 12b-1 Fees	$19,338
Fees from Managed Plans	39,098
Interest	18
Total Revenue	$58,454
Expenses	
Compensation	$11,736
Rent and Utilities	1,400
Regulatory Fees and Expenses	5,394
Professional Fees	4,872
Insurance and Related Expenses	12,250
Other	2,155
Total Expenses	37,807
Income Before Income Taxes	20,647
Provision for Income Taxes	-
Net Income	$20,647

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2014

Balance at January 1, 2014	$50,109
Member's Contributions	66,949
Member's Distributions	-
Net Income	20,647
Balance at December 31, 2014	$137,705

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For The Year Ended December 31, 2014

Subordinated Borrowings at January 1, 2014	-
Increases:	-
Decreases:	-
Subordinated Borrowings at December 31, 2014	-

The accompanying notes are an integral part of these financial statements.

Fiduciary Advisors, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net Income	$20,647
Changes in Assets and Liabilities	
(Increase) Decrease in Assets:	
Prepaid Expenses and Deposits	8,125
Due From Related Entities	(10,795)
Increase (Decrease) in Liabilities:	
Accrued Expenses	(3,400)
Due to Related Entities	(12,212)
Net Cash Provided by Operating Activities	2,365
Cash Flows from Investing Activities	
Goodwill	(66,949)
Net Cash Used In Investing Activities	(66,949)
Cash Flows from Financing Activities	
Changes In Member's Equity	66,949
Net Cash Provided by Financing Activities	66,949
Net Increase in Cash	2,365
Cash at Beginning of Year	63,066
Cash at End of Year	$65,431

Supplemental Disclosures of Cash Flow Information
Cash Paid During the Year for :

Income Taxes	-
Interest	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Fiduciary Advisors, LLC, (formerly known as PCS Distributors, LLC ("the Company") is an introducing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Pennsylvania Limited Liability Company owned by a group of investors. The Company operates pursuant to SEC Rule l5c3-3 (k)2(i) (The Customer Protection Rule) and does not hold customer funds or provide safekeeping of customer securities. The Company makes available a platform of independent money managers to sponsors of defined contribution plans and programs such as 401(k), 403(b), 457, profit sharing plans and individual retirement arrangements and gives participants access to management services and/or mutual fund selection on a continuous basis. The Company received FINRA membership and permission to operate in 2001. The Company, like other securities firms, is directly affected by general economic and market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Company:

Basis of Presentation - The financial statements include only those assets, liabilities and results of operations that relate to Fiduciary Advisors, LLC.

Revenues and Expenses - Income from dealer concessions or commissions and 12b-1 fees from mutual funds are recorded on the settlement date which is not materially different than trade date. Platform fees are recorded when deducted from client accounts by custodian and received by the Company in its operating account. Expenses are recognized on the accrual basis.

Cash and Cash Equivalents - Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Income Taxes - No provision has been made for federal and state income taxes since such taxes are individually paid for by the members of the Company. The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2014, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2011.

3. RELATED PARTY TRANSACTIONS

The Company has entered into a Funding Agreement (the "Agreement") with its former parent Professional Capital Services, LLC ("PCS") which is also owed by the same investors of the Company. To the extent not funded from the net cash flow of the Company, PCS has agreed to fund all of the ordinary operating costs and expenses of the Company. PCS provides staff and other services to the Company. As such, PCS allocates a portion of those employees' compensation expense to the Company on a monthly basis. The allocation is based upon an estimate of the percentage of time each employee dedicates to the Company. The expense allocated during the year ended December 31, 2014 under this agreement was $15,368. At December 31, 2014, PCS owed the Company $10,795. The Company owed Efficient Advisors LLC, a related entity, $975 for its share of premium on a shared insurance policy.

It is the intent of the Company to distribute the net income of the Company on an ongoing basis. The investors do not intend to impact the Company's net capital by these future withdrawals.

4. NET CAPITAL

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $57,208 which was $52,208 in excess of its net capital requirements of $5,000. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.0.

5. GOODWILL

On July 31, 2014, the Company entered into a transaction which generated $66,949 of Goodwill. The transaction was a change in ownership whereby the interest owned by Richardson Investors, LLC, except for John H. Schmehl's interest, was purchased by Fiduciary Services Group, LLC ("FSG"). Mark B. Klein's and John H. Schmehl's interests were then pledged to FSG, thus making Fiduciary Advisors, LLC a single member limited liability company owned 100% by FSG.

Goodwill is not amortized; instead, it is reviewed for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operations, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. The fair value that could be realized in an actual transaction may differ from that used to evaluate the impairment of goodwill.

6. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 26, 2015, the date which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

Fiduciary Advisors, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SEC

December 31, 2014

COMPUTATION OF NET CAPITAL

Total Member's Equity	$137,705
Deduct Member's Equity not Allowable for Net Capital:	-
Total Member's Equity Qualified for Net Capital	137,705
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid Expenses and Deposits	2,753
Due from Related Entities	10,795
Goodwill	66,949
Total Non-Allowable Assets	80,497
Net Capital	$57,208

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	$8,223
Percentage of Aggregate Indebtedness to Net Capital	14%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule l5c3-1(d)	6%

Fiduciary Advisors, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SEC
December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $8,223)	$548
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$5,000
Net Capital Requirement	$5,000
Excess Net Capital	$52,208
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital	$51,208

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

Fiduciary Advisors, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C3-3

December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Fiduciary Advisors, LLC

We have reviewed management's statement, included in the accompanying Exemption Report in which Fiduciary Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(1) (the "exemption provisions") and the Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
February 26, 2015

Fiduciary ADVISORS

BROKER DEALERS ANNUAL EXEMPTION REPORT

Fiduciary Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Fiduciary Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Mark B. Klein
February 19, 2015

1801 Market Street, Suite 1000 Philadelphia, PA 19103 | phone: (267) 613-6256 | fax: (267) 613-6267

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENTS AND PAYMENTS (SIPC-7)

Board of Directors
Fiduciary Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014 which were agreed to by Fiduciary Advisors, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2014 to December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanville + Company

Abington, Pennsylvania
February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1929*********************MIXED AADC 220
052647 FINRA DEC
FIDUCIARY ADVISORS LLC
1500 MARKET ST STE 3310E
PHILADELPHIA PA 19102-2100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARK KLEIN 267-675-6565

2. A. General Assessment (item 2e from page 2) $ Ø

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Ø

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIDUCIARY ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of FEBRUARY, 20 15.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 58,454
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	58,436
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	18
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	58,454
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø (to page 1, line 2.A.)